UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

Commission File No. 000-52113

FREEDOM 5, INC.
(Name of small business issuer in its charter)

Delaware	20-5153489
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

The Galleria 2 Bridge Avenue Red Bank, New Jersey	07701
(Address of principal executive offices)	(Zip Code)

Company’s telephone number:  (732) 530-9007

FREEDOM 5, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

FREEDOM 5, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

This Information Statement is being furnished to the holders of record as of March 9, 2009 (the “Record Date”) of the outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”), of Freedom 5, Inc., a Delaware corporation (the “Company”), in connection with the transfer of certain shares of common stock of the Company pursuant to a Share Exchange Agreement (the “Share Exchange Agreement”) to be entered by the Company and Aqua Blue International, Inc., a Canadian corporation (“Aqua Blue”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Upon the closing of the transactions contemplated by the Share Exchange Agreement (the “Merger”), the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, all the existing directors of the Company so as to enable Manuel Da Silva to be appointed as the Chief Executive Officer and a director; Daniel Villeneuve as the Chief Operations Officer and a director; and Robert Huppe as a director of the Company. Virginia K. Sourlis, Esq., the existing and sole director, has indicated her intent to resign on the closing date of the Merger, which the parties intend to consummate on or around March 27, 2009 (the “Closing Date”).

Aqua Blue is involved in the marketing and distribution of premium natural Glacial Water. The target market for Aqua Blue product is virtually anywhere in the world where bottled water is consumed. Marketing has commenced in the South-Pacific region as it is Aqua Blue’s current primary objective to establish a prominent position particularly in this region by capitalizing on its extremely fast growing demands. As well, the Company intends to commence marketing campaigns in the Middle East, Asia and eventually Europe. Fast growing cities and businesses particularly in emerging markets such as China and India are in great need of potable water and are projected to become the world's fastest growing markets in bottled water industry over the next five years.

Currently, Aqua Blue International has signed an 8 year, 180 million dollar distribution contract to deliver over 23 million cases of its premium Natural Glacial Water to Hong Kong and China. Aqua Blue is currently in negotiations at the present time with a client in a Middle Eastern country that could be worth approximately 240 million dollars over the life of the contract. These contracts are expected to start to produce an expandable revenue base that could grow at a very fast pace as the need and want for its water is increases.  In order to fulfill the growing demand for its water, Aqua Blue has contracted with Natural Glacial Waters Inc. of British Columbia Canada to provide bottles, labels, water and packaging for Aqua Blue's Natural Glacial Water. .

CHANGE IN CONTROL TRANSACTION

In February, 2009, the Company and Aqua Blue executed a letter of intent pursuant to which the parties are currently engaged in advanced negotiations to enter into a definitive agreement relating to the Agreement.  Pursuant to the Agreement, Freedom 5, Inc. will acquire 100% of Aqua Blue.

If the Agreement is consummated, the Company is anticipated to issue an aggregate of approximately 124,900,000 of its authorized and unissued shares of Common Stock in connection with the conversion of and exchange for all of the issued and outstanding shares of capital stock of Aqua Blue, so that immediately after such issuance the former shareholders of Aqua Blue will own 99% of the Company’s outstanding shares of Common Stock.

On the Closing Date, Freedom 5, Inc. will amend and restate its articles of incorporation to change its name from Freedom 5, Inc. to “Aqua Blue International, Inc.”.

On the Closing Date, the existing directors and officers will resign and Manuel Da Silva, Daniel Villeneuve and Robert Huppe will be appointed to the Company’s Board of Directors.

This appointment is subject to mailing this information and waiting the ten (10) day period mandated under section 14(f) of the Exchange Act.  This Schedule 14f-1 will be mailed to the stockholders of record as of the Record Date on or about March 9, 2009.  The 10-day waiting period is expected to conclude on or about March 19, 2009. On or about March 19, 2009, Manuel Da Silva will be appointed as the Company’s Chief Executive Officer and a director of the Company; Daniel Villeneuve as Chief Operations Officer and a director of the Company; and Robert Huppe as director of the Company.  Virginia K. Sourlis, Esq. will remain as a director of the Company but will resign as a director at the conclusion of the 10-day period described below in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

LEGAL PROCEEDINGS

Freedom 5, Inc. is not a party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

Aqua Blue is not a party to any legal proceedings nor is it aware of any investigation, claim or demand made on the company that may reasonably result in any legal proceedings.

VOTING SECURITIES

The Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the holder thereof to one vote on all matters entitled to notice of and to vote at a meeting of shareholders. As of the Record Date, there were 100,000 shares of the Company’s Common Stock issued and outstanding.

CURRENT DIRECTORS AND OFFICERS

Name	Age	Position	Term

Virginia K. Sourlis	44	President and Director	June 2006 through present

Virginia K. Sourlis, the founder and owner of The Sourlis Law Firm, a prominent securities law firm located in the heart of Red Bank, New Jersey.  Her firm represents issuers, investment banks, institutional investors, mutual funds and SEC and state registered investment advisors.

Virginia’s law firm handles Rule 504, 505 and 506 private placements, Underwritten Public Offerings (also direct and shelf), Regulation A Offerings, Traditional Initial Public Offerings, Reverse Mergers, Rule 15c2-11 Pink Sheet (and unsolicited quote) and OTCBB applications, Regulation of formal/informal disclosure requirements, 1933 and 1934 Act Registration Statements (i.e. Form S-1,  Form 10), compliance with FINRA Rules and Regulations, FINRA audits, SEC audits, Rule 144/144A transactions and legal opinions, Sarbanes Oxley Act compliance, Blue Sky law compliance, Proxy Statements and Information Statements, Form 10-Ks, Form 10-Qs, Form 8-Ks, Forms 3, 4 and  5, and Forms 13G & 13D, and counsel and advise companies regarding general securities and corporate/business legal matters.

Virginia K. Sourlis, Esq. studied at Oxford University, England, graduated from Stanford University, California and received her MBA and JD from Villanova University, Pennsylvania.  Virginia serves as an arbitrator and chairperson for the FINRA and NYSE, and a former Director of the Eastern Monmouth Area Chamber of Commerce, and a member of the New Jersey Bar Association, Monmouth Bar Association, ACCA, ABA and NJCCA.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any current director, executive officer, promoter or control person of the Company during the past five years.

Audit, Nominating and Compensation Committees

Our current Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only one director, no operations and only limited resources. Instead, the functions that might be delegated to such committees have been carried out by our director, to the extent required. Our current Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. However, if the Merger is consummated, we anticipate that our Board of Directors will seek qualified independent directors to serve on the Board and ultimately form standing audit, nominating and compensation committees.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from June 27, 2006 (inception) to December 31, 2008 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

NEW DIRECTORS AND OFFICERS
DESIGNEES AS COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed to the Company’s Board of Directors.

Name	Age	Positions held and tenure
Manuel Da Silva	58	Chief Executive Officer and Director Nominee
Dan Villeneuve	50	Chief Operations Officer and Director Nominee
Robert Huppe	70	Director

The directors named above will serve until the first annual meeting of the Company’s stockholders following completion of the Merger or until their respective successors have been appointed and duly qualified.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein to appoint new directors following the consummation of the Merger, , there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.   There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Manuel Da Silva

From 2003 to2007, Mr. Da Silva was the Senior Vice President of Profit Consultant Inc. located in Humble Texas where he was involved with the acquisition and mergers of many private companies including Element 21 Golf Corp. He was also instrumental in the acquisition and creation of Quebec Waters of Canada where he provided consulting and financing for their start up.

From 1999 to 2000, Mr. Da Silva was the Executive Vice President of Mailloux Daoust Jenson, a Canadian company engaged in consulting for upstart businesses,

In 2006, Mr. Da Silva co-founded Aquagold International Inc. and acted as the Company’s Chief executive Officer and Chairman of the board of directors.

Dan Villeneuve 1999-2004-Iroquois Water Ltd. Cornwall, Ontario

As Founder, President and CEO, Dan was responsible for and instrumental in the development: the concept and as a result, establishing the world’s largest privately owned bottling facility on Native land. Provided overall strategic management and financial planning for construction, equipment and workforce as well as pre-evaluating the proper marketing of products.

Management: Conducted research to ascertain strategic information of market conditions, new competitors as well as political and regulatory environments. In doing so, he established sales from start up to $100 million in three years. He maintained a relationship with the Board of Directors and under its approval secured a partnership with Cott Corporation, the largest private label soft drink supplier in the world. In addition, successfully negotiated and secured several grants and loans from various levels of government including a two million dollar grant from the Department of Agriculture and Rural Affairs of Ontario.

2004- Present

Past President of J.D. Iroquois Enterprises Ltd., On March 5, 2002, Mr. Villeneuve was successful in negotiating an alliance between Cott Canada and J.D. Iroquois Enterprises Ltd for the purchase of a Spring Water bottling plant and bottle-blowing assets located in Revelstoke, British Columbia. This facility was formerly owned by Naya Corporation. This partnership with Cott represented a strategic alliance that would expend the Iroquois branded business in the West and the Far East.

Amin Corp:  President International Business Development “ICECAN ehf”: Developer of Tube technology for Food and Beverage products and the required Marketing and Production of Various new products into the North American Market. Also he programmed marketing and product development on Alcohol, Beer and Wine products including procurement of raw materials PET/ glass/bottle design and equipment.

Icelandia Inc. Vice President International Development: Provided Consulting Services on site selection/ construction of new bottling plant located in Iceland.

Nirvana Spring Water Inc: Expansion of International Sales and Consulting on production efficiency and management re-organization.

Professional and Information:

•	Fluently Bilingual (French & English)

•	Recipient of the Global Traders Award for the Province of Ontario 2003-2004 (Top Exporter)

•	Revenue Canada Customs Border Security

•	International Traffic: Land, Air Rail and Marine

•	International Commercial Import and Export Control

•	NAFTA Agreement

•	International Tariff Control and Classification

•	Anti-Smuggling Commercial & Drugs

•	National Trainer – Implementation of the National PASS System (Personal Assistance Security Systems) Immigration

Robert Huppe

Consulting engineer for over 20 years with Sharma and Associates where he was responsible for the construction of numerous hospitals and schools in Africa, Asia and Saudi Arabia. While with Sharma and Associates he was responsible for the concept, design and engineering for all the electrical facilities in the towns of Jeda12 and Jeda13 in Saudi Arabia during the mid-1970s. Director of Champion Finance where he was responsible for obtaining financing for startup companies with new technologies.

Acted as President and CEO of the Library of Administrative Sciences where he provided consulting services for Universities such as the University of Mcgill and the University of Mexico. During this time he also provided consulting services to many multinational corporations including Bombardier and General Motors. Mr. Huppe acted as a consultant with Leblanc and Montpetit where he was instrumental at many levels in the Construction of the Dorval International Airport. Mr. Huppe is currently working as a free lance consultant (1999-present) for numerous corporations in India, Asia and the Middle East.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Aqua Blue during the past five years.

Director Independence

None of our directors are deemed to be independent.

Board Committees

We do not have a standing compensation, nominating or audit committee due to the fact that have no operations or revenue and our status as a “shell company.”  The Company’s Board of Directors performs the functions compensation, nominating and audit committees, as the case may be.

DIRECTOR AND OFFICER COMPENSATION

No compensation was paid to the Company’s officers and directors since the date the date of inception (July 27, 2006).

Director Compensation

The Company currently does not pay any cash fees to directors, but we pay directors' expenses in attending board meetings. During the year ended December 31, 2008, no director expenses were reimbursed.

Employment Agreements

As of the date of this Information Statement, the Company was not a party to any employment agreements.

Aqua Blue does not have any agreements with its officers at this time.  Aqua Blue does not have a 401(k) plan and no other retirement, pension, or profit sharing plans exist.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of the Record Date

The following table sets forth, as of Record Date, certain information concerning the beneficial ownership of Common Stock by (i) each person known by the company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 100,000 shares of Common Stock outstanding. Unless otherwise specified, the address of each of the directors and executive officers listed below is c/o Freedom 5, Inc., The Galleria, 2 Bridge Avenue, Red Bank, New Jersey 07701.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares Owned
Getting You There, LLC(1)	100,000	100.00%

1 director and executive officer as a group (1 person)	100,000	100.00%

(1) Virginia K. Sourlis is the sole member of Getting You There, LLC.

Anticipated Beneficial Ownership Information after the Consummation of the Merger

The following table sets forth certain information concerning the anticipated beneficial ownership of Company’s Common Stock after the Merger by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 124,900,000 shares of Common Stock outstanding. Except as otherwise listed below, the address of each person is c/o Aqua Blue International, Inc., 507 Placed ‘Armes Suite 1529, Montreal, (Quebec) Canada.

The following information is presented on a forward-looking basis assuming the consummation of the Merger.

	Amount and Nature of Beneficial Ownership
	Number	Percent of Outstanding Shares
Manuel Da Silva Chief Executive Officer 507 Placed ‘ Armes Suite 1529 Montreal, (Quebec) Canada	43,091,150	34.50%

Daniel Villeneuve Chief Operations Officer 507 Placed ‘ Armes Suite 1529 Montreal, (Quebec) Canada	3,200,000	2.56%

Robert Huppe Director 507 Placed ‘ Armes Suite 1529 Montreal, (Quebec) Canada	3,200,000	2.56%

Getting You There, LLC (1) The Galleria 2 Bridge Avenue Red Bank, NJ 07701	12,250,000	9.81%

All Officers and Directors as a Group (3 persons)	49,491150	39.62%

(1) Virginia K. Sourlis is the sole member of Getting You There, LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed.

The Board of Directors of Aqua Blue reviews and votes on all proposed transactions involving a related person, including its officers and directors and any affiliates thereof or their respective family members, if any.  The interested director, if any, does not vote on any such matter(s).   In its determination, the Board deliberates whether the proposed transaction is in the best interests of Aqua Blue and its stockholders and whether the proposed transaction is as fair and equitable as it would be with non-related party on an “arm’s length basis.” These policies are not in writing nor are they evidenced in any tangible form.

Dated: March 9, 2009

By Order of the Board of Directors,

FREEDOM 5, INC.

By:	/s/ VIRGINIA K. SOURLIS
Virginia K. Sourlis, President (Principal Executive Officer) (Principal Financial and Accounting Officer)